                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of November 2005

                              AETERNA ZENTARIS INC.

                        1405, boul. du Parc-Technologique
                                 Quebec, Quebec
                                 Canada, G1P 4P5
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F       Form 40-F  X
                                     ---             ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                                 Yes      No  X
                                    ---      ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

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                                 DOCUMENTS INDEX

DOCUMENTS DESCRIPTION


--------------- --------------------------------------------------------------
1.              Press release dated November 14, 2005 - AEterna Zentaris
                Reports 2005 Third Quarter Financial and Operating Results
--------------- --------------------------------------------------------------

                                                         [AETERNA ZENTARIS LOGO]

AETERNA ZENTARIS INC.
1405 du Parc-Technologique Blvd.
Quebec (Quebec) Canada  G1P 4P5
T 418 652-8525  F 418 652-0881
www.aeternazentaris.com


                                                           PRESS RELEASE
                                                           For immediate release



AETERNA ZENTARIS REPORTS 2005 THIRD QUARTER FINANCIAL AND OPERATING RESULTS

SIGNIFICANT MILESTONES ACHIEVED IN ADVANCING CLINICAL DEVELOPMENT PIPELINE

ALL AMOUNTS ARE IN CANADIAN DOLLARS

THIRD QUARTER 2005 HIGHLIGHTS:

   Financial

     >> Consolidated revenues of $63.4 million, compared to $55.4 million for Q3 2004;

     >> Consolidated R&D expenses of $7.4 million, compared to $6.6 million for Q3 2004;

     >> Consolidated earnings from operations of $1.1 million, compared to $5.5 million for Q3 2004;

     >> Consolidated net loss of $4.8 million, or $0.10 per share, compared to a consolidated net loss of $2 million, or $0.04 per share for Q3 2004; and

     >> Consolidated cash and short-term position was $55.7 million at the end of Q3 2005.

   Product development

     >> Perifosine: Initiated Phase II trial in non-small cell lung cancer in combination with radiotherapy;

     >> Ozarelix: Completed patient enrollment for Phase II trial in prostate cancer.

QUEBEC CITY, CANADA, NOVEMBER 14, 2005 - AEterna Zentaris Inc. (TSX: AEZ;
NASDAQ: AEZS) today reported financial and operating results for the third quarter ended September 30, 2005. Consolidated revenues for the third quarter 2005 were $63.4 million compared to $55.4 million for the same period in 2004, an increase of 14.4%. Consolidated R&D expenses net of tax credits amounted to $7.4 million in the third quarter of 2005 compared to $6.6 million in the third quarter of 2004. Consolidated earnings from operations for the third quarter 2005 were $1.1 million, compared to $5.5 million for the third quarter 2004. The Company's consolidated net loss was $4.8 million, or $0.10 per basic and diluted share for the third quarter of 2005 compared to a consolidated net loss of $2 million, or $0.04 per basic and diluted share for the comparable period in 2004.

The $8 million increase in consolidated revenues during the third quarter 2005 as compared to the same period in 2004 is attributable to additional revenues from the acquisitions, in January 2005, of Echelon Biosciences in our biopharmaceutical segment and of MultiChem by the Company's subsidiary, Atrium Biotechnologies Inc. This increase is partly offset by the adverse effect of the strengthening Canadian dollar on the Company's sales denominated in foreign currencies and by $9.4 million non-periodic payments received in 2004 in the biopharmaceutical segment.

As of September 30, 2005, the Company had consolidated cash and short-term investments of $55.7 million, including $40.9 million dedicated to the biopharmaceutical segment. The Company generated consolidated positive cash flow from operating activities of $0.7 million in the third quarter 2005. The burn rate for the biopharmaceutical segment in the third quarter 2005 was $4.8 million as expected.

NINE-MONTH CONSOLIDATED FINANCIAL RESULTS

Consolidated revenues for the first nine months of 2005 increased 19.1% to $214.1 million, compared to $179.7 million for the same period in 2004. The Company reported year-to-date 2005 consolidated earnings from operations of $13.4 million, compared to $16.3 million for the same period a year earlier. Consolidated net earnings for the first nine months of 2005 were $11.8 million, or $0.26 per basic share and $0.25 per diluted share compared to a consolidated net loss of $3.2 million, or $0.07 per basic and diluted share for the first nine months of 2004.

Dennis Turpin, Vice President and Chief Financial Officer of AEterna Zentaris, said, "With our strong cash and short-term position in the biopharmaceutical segment of nearly $41 million, as well as our controlled burn rate of nearly $1.5 million per month, we believe we are well-positioned to continue to aggressively advance the development of our core innovative and high potential pharmaceutical products."

During the third quarter 2005, AEterna Zentaris continued to advance its product pipeline. The Company initiated its own European multi-center Phase II trial of perifosine, a novel, first-in-class, oral signal transduction inhibitor, in combination with radiotherapy, in non-small cell lung cancer (NSCLC). This randomized, double-blind, placebo-controlled trial will assess the efficacy and safety of a 150 mg daily dose of perifosine when combined with radiotherapy in 160 patients with inoperable Stage III NSCLC. The trial is being conducted in collaboration with the Netherlands Cancer Institute. The primary endpoint will be the extent and duration of local control, i.e., the absence of tumor recurrence or progression in the area that has been irradiated during a 12-month follow-up period.

The Company also announced that it had completed enrollment for a Phase II trial with ozarelix (D-63153) in hormone-dependent prostate cancer, ahead of the projected schedule. This multi-center trial is designed to evaluate the effects of ozarelix on hormonal levels, in particular testosterone, as well as objective anti-tumor effects. This open-label trial involving 48 patients is being conducted in Europe in collaboration with its partner Spectrum Pharmaceuticals Inc. (NASDAQ: SPPI).

"During the last quarter, we made significant progress in advancing our exciting products through our pipeline," said Gilles Gagnon, AEterna Zentaris President and Chief Executive Officer. "The recent initiation of our Phase II trial in non-small cell lung cancer with our lead oncology compound, perifosine, was our seventh clinical development project initiated so far this year. Additionally, we were very pleased with having completed patient enrollment for our

Phase II trial in prostate cancer with ozarelix, ahead of schedule. These significant achievements mark critical steps as we continue to execute our strategy aimed at establishing perifosine as a potential breakthrough cancer drug and reflects our strong commitment in building a world-class oncology franchise. We believe we will continue to deliver results and look forward to reporting on our progress next year," concluded Mr. Gagnon.

CONFERENCE CALL INFORMATION

Management will be hosting a conference call for the investment community beginning at 10:30 a.m. Eastern Time today to discuss 2005 third quarter financial and operating results and answer questions.

To participate in the live conference call by telephone, please dial 514-807-8791, 416-640-4127 from Canada or 800-814-4941 from outside Canada.
Individuals interested in listening to the conference call on the Internet may do so by visiting WWW.AETERNAZENTARIS.COM. A replay will be available on the Company's Web site for 30 days.

ABOUT AETERNA ZENTARIS INC.

AEterna Zentaris Inc. is a growing global biopharmaceutical company engaged in the discovery, development and marketing of therapies for cancer and endocrine disorders.

AEterna Zentaris also owns 50.03% of Atrium Biotechnologies Inc. (TSX: ATB.sv), a developer, manufacturer and marketer of science-based products for the cosmetics, pharmaceutical, chemical and nutritional industries.

News releases and additional information are available at WWW.AETERNAZENTARIS.COM.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of the Company to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements.

MEDIA RELATIONS
Paul Burroughs
(418) 652-8525 ext. 406
PAUL.BURROUGHS@AETERNAZENTARIS.COM

INVESTOR RELATIONS
Ginette Vallieres
(418) 652-8525 ext. 265
GINETTE.VALLIERES@AETERNAZENTARIS.COM

EUROPE
Matthias Seeber
+49 69 42602 3425
Matthias.seeber@zentaris.com

ATTACHMENT: Financial summary

(IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE
AND PER SHARE DATA)

                                                         QUARTERS ENDED                  NINE MONTHS ENDED
CONSOLIDATED RESULTS                                      SEPTEMBER 30,                    SEPTEMBER 30,
UNAUDITED                                           2005            2004              2005            2004
-------------------------------------------------------------------------------------------------------------------
                                                       $               $                 $               $
REVENUES                                          63,356          55,418           214,098         179,707
-------------------------------------------------------------------------------------------------------------------

OPERATING EXPENSES
Cost of sales                                     40,856          30,806           134,417         102,856
Selling, general and administrative               11,816          10,166            36,463          30,499
R&D costs, net of tax credits and grants           7,384           6,595            22,883          23,279
Depreciation and amortization                      2,206           2,306             6,936           6,767
-------------------------------------------------------------------------------------------------------------------
                                                  62,262          49,873           200,699         163,401
-------------------------------------------------------------------------------------------------------------------
EARNINGS FROM OPERATIONS                           1,094           5,545            13,399          16,306

Interest income                                      406             218             1,311           1,000
Interest expense                                  (2,688)         (2,289)           (8,651)         (6,021)
Foreign exchange loss                               (496)         (1,008)             (430)           (364)
-------------------------------------------------------------------------------------------------------------------
EARNINGS (LOSS) BEFORE THE FOLLOWING ITEMS        (1,684)          2,466             5,629          10,921

Current income taxes                                (260)         (2,835)           (5,513)        (13,743)
Future income taxes                                 (908)            145            (2,344)          5,089
Gain (loss) on dilution of investments               (51)           (535)           20,202            (535)
Non-controlling interest                          (1,850)         (1,237)           (6,178)         (4,948)
-------------------------------------------------------------------------------------------------------------------
NET EARNINGS (LOSS) FOR THE PERIOD                (4,753)         (1,996)           11,796          (3,216)
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------

NET EARNINGS (LOSS) PER SHARE
     Basic                                         (0.10)          (0.04)             0.26           (0.07)
-------------------------------------------------------------------------------------------------------------------
     Diluted                                       (0.10)          (0.04)             0.25           (0.07)
-------------------------------------------------------------------------------------------------------------------

Weighted average number of shares
     Basic                                    46,139,814      45,628,742        46,139,814      45,564,092
     Diluted                                  46,397,156      46,019,777        46,459,000      46,119,755
Issued and outstanding shares                                                   46,139,814      45,630,439


                                                                                    AS AT           AS AT
CONSOLIDATED BALANCE SHEET                                                      SEPTEMBER 30,    DECEMBER 31,
UNAUDITED                                                                             2005            2004
-------------------------------------------------------------------------------------------------------------------
                                                                                         $                $
Cash and short-terms investments                                                    55,680          58,090
Other current assets                                                                88,423          86,644
                                                                               ------------------------------------
                                                                                   144,103         144,734

Long term assets                                                                   203,453         204,494
                                                                               ------------------------------------
Total assets                                                                       347,556         349,228
                                                                               ------------------------------------
                                                                               ------------------------------------

Current liabilities                                                                 87,850          72,265
Deferred revenues                                                                   16,359          25,557
Long-term debt                                                                      22,018          64,255
Other long-term liabilities                                                         28,942          32,092
Non-controlling interest                                                            65,671          34,767
                                                                               ------------------------------------
                                                                                   220,840         228,936

Shareholders' equity                                                               126,716         120,292
                                                                               ------------------------------------
Total liabilities and shareholders' equity                                         347,556         349,228
                                                                               ------------------------------------
                                                                               ------------------------------------

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                 AETERNA ZENTARIS INC.


DATE: NOVEMBER 15, 2005          By: /S/MARIO PARADIS
------------------------         -----------------------------------------------
                                 Mario Paradis
                                 Senior Finance Director and Corporate Secretary